VF 8-11-04

04019941

cm

SECURI[illegible] [illegible]XCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED
JUL 3 0 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/03 (MM/DD/YY) AND ENDING 5/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
017465
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Houston St.

(No. and Street)

San Antonio	**TX**	**78205**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks **210-220-4128**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

100 W. Houston Ste 1900	**San Antonio**	**TX**	**78205**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8-12

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc., as of May 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen Banks
Signature

President
Title

Debbie L. Cartwright
Notary Public

DEBBIE L. CARTWRIGHT
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-05-2008

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Frost Bank Tower
Suite 1900
100 West Houston Street
San Antonio, Texas 7820[illegible]

Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

Report of Independent Auditors

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Frost Brokerage Services, Inc. (the Company) as of May 31, 2004 and 2003, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at May 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

July 16, 2004

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31 2004	May 31 2003
Assets		
Cash	$ 13,587	$ 46,028
Securities owned	3,852,344	13,056,766
Brokerage commissions and other receivables	438,133	513,351
Annuity commissions receivable	5,761	79,155
Insurance commissions receivable	6,123	–
Prepaid expenses and other assets	4,163	4,147
Total assets	$ 4,320,111	$ 13,699,447
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ 22,949	$ 21,768
Accrued employee benefits	76,730	96,075
Deferred income	172,177	52,091
Income taxes currently payable to Frost National Bank	224,816	291,088
Total liabilities	496,672	461,022
Stockholder's equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	100	100
Additional paid-in capital	152,750	152,750
Retained earnings	3,670,589	13,085,575
Total stockholder's equity	3,823,439	13,238,425
Total liabilities and stockholder's equity	$ 4,320,111	$ 13,699,447

See accompanying notes.

Frost Brokerage Services, Inc.

Notes to Financial Statements

May 31, 2004 and 2003

1. Summary of Accounting Policies

Frost Brokerage Services, Inc. (the Company) is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Corporation (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the NASD. The Company is also a member of the Securities Investors Protection Corporation (SIPC); a nonprofit membership corporation designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost National Bank (FNB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI). FNB pays substantially all operating expenses of the Company, and provides office space, furniture, and equipment. The Company reimburses FNB for certain operating expenses.

The accounting and reporting policies followed by the Company are in accordance with accounting principals generally accepted in the United States and conform to general practices within the securities industry. The more significant accounting and reporting policies are summarized below:

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company derives commission revenues from customer transactions in securities, annuities, and life insurance. Commission revenues and related expenses from transactions are recognized on a trade date basis. Nearly all of the Company's revenue is generated from customers located in Texas.

1. Summary of Accounting Policies (continued)

Securities Owned: Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying Statements of Income.

Commissions Receivable: The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

Reclassifications: Some items in prior financial statements have been reclassified to conform to the current presentation.

2. Transactions With Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

2. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2004, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

3. Securities Owned

At May 31, 2004 and 2003, securities owned consisted entirely of short-term U.S. Treasury securities reported at fair value. All securities owned at May 31, 2004 will contractually mature within one year. Securities with carrying amounts totaling $57,944 and $57,838 at May 31, 2004 and 2003, respectively, were pledged to NFS for surety purposes.

4. Employee Benefit Plans

As an affiliate, the Company participates in various employee benefit plans offered by CFBI including a 401(k) stock purchase plan, a thrift stock purchase plan, a defined benefit pension plan, and a deferred profit sharing plan. Expense related to these plans totaled $438,872 in fiscal 2004 and $445,732 in fiscal 2003.

The 401(k) and thrift stock purchase plans are defined contribution plans whereby participants are permitted to make before- or after-tax contributions up to 20 percent of eligible compensation subject to Internal Revenue Service limitations. The Company matches 100 percent of employee contributions up to a maximum of 6 percent of eligible compensation. Company contributions vest immediately. The thrift stock purchase plan is maintained to offer to eligible employees whose participation in the 401(k) Plan is limited an alternative means of receiving comparable benefits. These plans cover substantially all eligible employees of the Company.

The defined benefit pension plan was frozen as of December 31, 2001. The plan covers substantially all employees who had attained the age of 21 years and had at least one year of service by December 31, 2001.

The deferred profit sharing plan is a contributory retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Participants vest in Company contributions after three years of service.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI and the Company's income tax provision is computed in accordance with a tax sharing agreement. The Company files separate state and local income/franchise tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The components of income tax expense are presented in the table below.

	Year Ended May 31	
	2004	**2003**
Current:		
Federal	**$ 810,517**	$ 1,175,619
State	**23,045**	43,653
Income tax expense	**$ 833,562**	$ 1,219,272

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Any temporary tax differences are allocated to FNB. Accordingly, the Company had no deferred tax assets or liabilities at May 31, 2004 or 2003.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during fiscal 2004 and 2003.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1). At May 31, 2004, the Company had net capital of $3,797,814, which was $3,547,814 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

8. Marketing Allowances

The Company has entered into oral agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as deferred income, until the related marketing allowance expenses are incurred, at which time the expenses are netted against the allowance. Deferred income related to marketing allowances totaled $172,177 and $52,091 as of May 31, 2004 and 2003, respectively.